

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Chan Yong Xian
Chief Financial Officer
Rectitude Holdings Ltd.
35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627

> **Re: Rectitude Holdings Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 24, 2024**
> **File No. 333-276517**

Dear Chan Yong Xian:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2024 letter.

Amendment 2 to Form F-1

Report of Independent Registered Public Accounting Firm, page F-27

1.   Please file a consent for inclusion of the review report.

Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William Rosenstadt